82-3733

06010055

TATA

15th December 2005

BJ/SH-L2/885

The Stock Exchange
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

The Board of Directors of the Company has, at its meeting held today, decided to re-appoint Mr P K Kukde as the Executive Director of the Company with effect from 23rd January 2006 upto 31st March 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.